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                                                                    Exhibit 11

                        Universal Outdoor Holdings, Inc.
                       Computation of Earnings Per Share
            (Dollars in thousands except for per share information)



                                              March 31, 1997   March 31, 1996
                                              --------------   --------------

Net loss                                          $ 2,250          $2,008
                                                  -------          ------
Weighted average common and common equivalent
  shares outstanding                               24,096           7,654
                                                  -------          ------
Loss per common and common equivalent share:

Net loss                                            $0.09           $0.26